SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eworld Interactive, Inc.
 (Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

30057M209
(CUSIP Number)

Blue Atelier, Inc.
230 North Park Blvd. Suite 104, Grapevine, Texas, 76051

Telephone: (817) 416-2533
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP Number 30057M209
_________

(1)  Name of Reporting Persons:  Blue Atelier, Inc.
S.S. or I.R.S. Identification Nos. of above persons: 20-4193520

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  CO

(5) Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  State of Nevada, United States of America

Number of Shares	(7) Sole Voting Power: 34,500,000
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 34,500,000

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:  34,500,000
[
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13) Percent of Class Represented by Amount in Row (11): 80%

(14) Type of Reporting Person (See Instructions): CO

Item 1.  Security and Issuer.

This statement relates to the common stock, no par value per share (the "Common Stock"), of Eworld Interactive, Inc., a Nevada corporation (the “Company”).

The Company's principal offices are located at 2580 Anthem Village Drive, Henderson, Nevada 89052.

Item 2.  Identity and Background.

(a)
This statement (this "Statement") is being filed by Blue Atelier, Inc. (referred to herein as the “Filer” or “Blue Atelier”).  Blue Atelier owns 25,000,000 of Eworld Interactive’s voting stock. Blue Atelier, Inc. has sole voting and dispositive power with respect to all of these shares.

(b)	Blue Atelier, Inc.’s principal place of business is located at 230 North Park Blvd. Suite 104, Grapevine, Texas, 76051

(c)	Blue Atelier, Inc.’s principal occupation is to function as an investment vehicle. Iits president is Frank O’Donnell.

(d)	During the past five years, neither Blue Atelier, Inc. nor Frank O’Donnell, its President have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
 During the past five years, neither Blue Atelier, Inc. nor Frank O’Donnell, its President, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Blue Atelier, Inc. is a corporation organized and doing business in the State of Nevada.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a stock purchase transaction between the Issuer, and Blue Atelier, Inc., pursuant to which Blue Atelier, Inc. purchased 25,000,000 common shares of Eworld Interactive, Inc. for $250,000.00.

Item 4. Purpose of Transaction

Blue Atelier, Inc. received the shares disclosed herein as a result of its investment of $250,000.00 in the Issuer.  The Stock Purchase Agreement is dated March 30, 2009 but did not actually go into effect until October 1, 2009.

 Item 5.  Interest in Securities of the Issuer

(a)	The Filer beneficially owns 34,500,000 (the “Shares”) of the 43,262,480 outstanding common shares of the Company.

(b)	The Filer has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.

(c)	Other than the transfer described herein, the Filer has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	No other person is known to the Filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Blue Atelier, Inc. entered into a Stock Purchase Agreement dated March 30, 2009, pursuant to which Blue Atelier, Inc. purchased 25,000,000 shares of Eworld Interactive, Inc. for $250,000.00.

Blue Atelier, Inc. entered into a sale agreement with EWorld Interactive, Inc. to sell 100% of the common stock of Media and Technology Solutions, Inc. for 9,500,000 shares of EWorld Interactive, Inc. common stock, on June 02, 2010.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1             Stock Purchase Agreement, between Blue Atelier, Inc. regarding the purchase of 25,000,000 common shares from Eworld Interactive, Inc. dated March 30, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2010

Signature:  /s/ Frank O’Donnell
Name/Title: Frank O’Donnell, President